UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

The following exhibit is furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description

99.1	Press Release, dated February 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

	By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
Date: February 21, 2023	Title:	Executive Vice President and Chief Legal Officer

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